Filed Pursuant to Rule 425

Filing Person: Credence Systems Corporation

Commission File No.: 000-22366

Subject Company: LTX Corporation

Commission File No.: 000-10761

IMPORTANT NOTICE

CREDENCE SYSTEMS CORPORATION

1421 California Circle

Milpitas, CA 95035

August 15, 2008

Dear Valued Stockholder,

We have previously sent you proxy materials in connection with the special meeting of stockholders of Credence Systems Corporation to be held on Thursday, August 28, 2008. According to our latest records, we have not received your Proxy Vote for this meeting.

Credence Systems Corporation is asking stockholders to vote on the following very important proposals:

•	Proposal 1: To Adopt the Agreement and Plan of Merger by and among LTX Corporation, Zoo Merger Corporation and Credence Systems Corporation.

•	Proposal 2: To Approve any motion to adjourn or postpone the special meeting

Please reference the proxy materials previously mailed to you for additional information.

The Board of Directors unanimously recommends that shareholders vote FOR all proposals.

Please note that your failure to vote on the Merger Proposal it will have the same effect as a vote AGAINST proposal 1.

Therefore, regardless of the number of shares you own, it is important that your vote is represented at meeting. Your vote matters to us and we need your support.

Voting is easy. To ensure that your vote is recorded in time for the special shareholders meeting, you may reference the telephone or Internet voting options on the enclosed form.

YOUR PARTICIPATION IS IMPORTANT - PLEASE VOTE TODAY!

If you have any questions relating to the special shareholders meeting or voting your shares, you may call our proxy solicitation agent, The Altman Group, toll-free at 866-864-4942 between the hours of 9:00 a.m. and 10:00 p.m. Monday through Friday Eastern Time.

Thank you in advance for your support.

If you have already submitted the proxy form or otherwise voted, you need not take any action.